FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

76/04	4 August 2004

Abbey National Plc (“Abbey”)

Abbey in discussions to sell Abbey National France to BNP Paribas

Abbey (LSE: ANL.L) is in advanced discussion to sell its subsidiary Abbey National France (“ANF”) to BNP Paribas (“BNP”) (BNPP.PA)

The deal is subject to the opinion of the works council and regulatory approvals and is expected to complete in October 2004.

ANF is a provider of residential mortgages in France. yes">  ANF has assets of approximately €2.1billion and employs 219 people across France.1

The sale of ANF represents a further step in Abbey's strategy of focusing solely on providing personal financial services in the UK, announced at its annual results in February 2003.

- END -

Media Contacts:

Abbey Media Relations - Matthew Young Tel: +44 20 775 64232

BNP - Michele Sicard Tel: +33 1 42 98 13 36

BNP - Christelle Maldague Tel: +33 1 42 98 56 48

BNP - Henri de Clisson Tel: +33 1 40 14 65 14

Notes to Editors:

1. £1.4bn assets as at 30 June 2004 (discussions exclude ANF's consumer credit business in France).

Abbey

Abbey is a major financial services group in the UK, where it is the second largest provider of residential mortgages.  As at 31 December 2003, Abbey had shareholders' funds (including non-equity interests) of £5.3 billion and total assets of £177 billion.  It employs more than 26,000 people and has approximately 741 UK branches and 17.8 million customers.

Abbey has two main business divisions, Personal Financial Services and the Portfolio Business Unit. Personal Financial Services includes the following business areas: Banking and Savings, Investment and Protection, General Insurance and Financial Markets. Businesses that are not consistent with Abbey’s current Personal Financial Services strategy are managed within the Portfolio Business Unit.  Abbey’s intention is to reduce or exit these businesses whilst focusing on getting optimum value to ensure that returns for shareholders are maximised and risk is reduced in a timely manner.  The Portfolio Business Unit currently consists of debt securities and corporate loan portfolios and leasing businesses; French operations; First National Motor Finance and Litigation Funding; and International Life Businesses, such as Scottish Mutual Internat ional.

About BNP Paribas

BNP Paribas (www.bnpparibas.com) is a leading financial services group in Europe, with strong positions in Asia and an active presence in the United States. It is the foremost bank in terms of net income and market capitalisation in the euro zone. BNP Paribas has one of the largest international banking networks, with a presence in over 85 countries and 89,400 employees, including 67,700 in Europe. Its key businesses are Retail Banking, Corporate and Investment Banking, Asset Management and Services.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 4 August 2004	By: /s/ Shaun Coles
Shaun Coles Abbey Secretariat